UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   ……………..to…………….

Commission file number 000-24293

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LMI Aerospace, Inc.

411 Fountain Lakes Boulevard
St. Charles, Missouri  63301

REQUIRED INFORMATION

(a)
Financial Statements.  Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust as required by Form 11-K, together with the reports thereon of PricewaterhouseCoopers LLP, independent registered public accountants, dated June 27, 2014.

(b)	Exhibits:

Exhibit No.	Description
23.1	Consent of PricewaterhouseCoopers LLP

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as of December 31, 2013 and December 31, 2012, and the related statement of changes in net assets for the year ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust at December 31, 2013 and December 31, 2012, and the changes in net assets (modified cash basis) for the year ended December 31, 2013 in conformity with the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 27, 2014

LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Investments, at fair value
LMI Aerospace, Inc. Common Stock *	$8,363,756	$10,942,398
Mutual Funds
Vanguard Target Retirement 2025 Fund *	10,289,408	8,411,896
Vanguard Target Retirement 2030 Fund *	8,572,200	7,104,301
Vanguard Target Retirement 2020 Fund *	7,929,817	6,520,339
Vanguard Target Retirement 2035 Fund *	5,362,954	4,415,929
Other	29,297,534	25,422,884
Other Investments
Morley Stable Value Fund *	3,956,663	3,934,773
Other	3,978	1,526
Cash	12,373	19,970
Notes receivable from participants	2,310,000	2,197,092
Net assets available for benefits at fair value	76,098,683	68,971,108
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(12,896)	(74,124)
Net assets available for benefits	$76,085,787	$68,896,984

* Represent 5 percent or more of the Plan’s net assets in 2013 and/or 2012

See Notes to Financial Statements.

LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012

	2013	2012
Investment Income
Net appreciation (depreciation) in fair value of investments
Mutual Funds	$8,839,359	$4,838,335
LMI Aerospace, Inc. Common Stock	(2,783,088)	1,050,389
Other Investments	28,424	55,572
Interest and dividends	1,232,991	1,184,795
Net investment income	7,317,686	7,129,091

Contributions
Employer	914,550	798,643
Participants	6,441,037	6,789,355
Rollovers	923,520	131,119
Total Contributions	8,279,107	7,719,117

Interest income on notes receivable from participants	78,512	74,228
Total additions	15,675,305	14,922,436

Deductions
Benefits paid to participants	8,338,675	5,251,417
Administrative expenses	147,827	212,653
Total deductions	8,486,502	5,464,070
Net Increase	7,188,803	9,458,366

Net Assets Available for Benefits, Beginning of Year	68,896,984	59,438,618
Net Assets Available for Benefits, End of Year	$76,085,787	$68,896,984

See Notes to Financial Statements

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2013 and 2012

Note 1:	Description of the Plan

The following description of LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust (the “Plan”) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator.

General

The Plan is a defined contribution plan sponsored by LMI Aerospace, Inc. and subsidiaries (the “Company”) for the benefit of its eligible employees who are at least 18 years of age.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee and recordkeeper for the Plan is Schwab Retirement Plan Services.

Contributions

The Plan permits eligible employees, through a salary deferral election, to contribute up to the maximum amount allowed by the Internal Revenue Code.    Employee rollover contributions are also permitted.  The Company makes matching contributions and discretionary profit-sharing contributions as determined by the Company’s Board of Directors.  For the years ended December 31, 2013 and 2012, the Board elected to contribute $0.50 for each $1 contributed by each participant up to a maximum employer matching contribution of $1,000.  There were no discretionary contributions made by the Company for the years ended December 31, 2013 and 2012.  Contributions are subject to certain limitations. Employees are automatically enrolled in the Plan at a rate of 2% of eligible compensation unless they select a different deferral percentage or elect to opt out. Contributions for employees automatically enrolled are invested in an age based appropriate target date fund.

Participant Investment Account Options

Investment account options available include various mutual funds, a common/collective trust and the common stock of the Company.  Each participant has the option of directing their contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and Plan earnings and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary and employer matching contributions plus earnings thereon.  Vesting in the Company’s discretionary contribution portion of their accounts plus earnings thereon is based on years of continuous service.  A participant is fully vested after six years of continuous service.  The nonvested balance is forfeited upon termination of service.  Forfeitures are used to reduce Company contributions. In the year ended December 31, 2013, the Company used $9 in balances forfeited by participants. At December 31, 2013, the balance of forfeitures available for use by the Company in future periods was $30,927.

Notes Receivable from Participants

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  The minimum amount of a new loan is $1,000.  The maximum amount of a participant’s loan is restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by written loan agreements and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholding until the loan is paid in full.  Interest on the loans is based on prevailing rates when the loan is originated as determined by the Plan administrator.

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2013 and 2012

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum equal to the value of the participant’s vested interest or a joint-and-survivor annuity.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The Plan maintains its accounts on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.  Consequently, contributions and the related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

All investments are carried at fair value.    Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the cash basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The following is a description of the valuation methodologies used for assets measured at fair value.

LMI Aerospace, Inc. Common stock: Valued at the closing price reported on the active markets on which the individual securities are traded (Level 1).

Mutual funds: Valued at quoted market prices, which represent the net asset value (“NAV”) of shares or units held by the Plan at year end (Level 1).

Morley Stable Value fund: Fair value of participation units held is based on the NAV reported by the fund manager as of the financial statement date (Level 2).

The stable value fund intends to hold only assets whose fair market value is the contract value of the investment.  While offering low-risk and competitive yields, the fund guarantees a return in principal and accumulated interest that is directly proportionate to the investor’s capital preservation objective.  The fund seeks to achieve this objective by investing primarily in a variety of high quality Stable Value Investment Contracts (the performance of which may be predicted on underlying fixed income securities), as well as cash and cash equivalents.  Redemption is generally permitted daily.  Individual participant redemptions for benefit payments and redemptions by participants to reinvest in options that do not compete with the stable value fund are generally permitted without restriction.  Were the Plan to initiate a full redemption of the stable value fund, a twelve-month advance written notice is required.  The redemption price is based upon the closing value per the unit of the fund, which is determined daily following the close of regular trading on the New York Stock Exchange.

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2013 and 2012

The Morley Stable Value Fund is a fully benefit responsive collective investment trust which is operated and maintained by Morley Financial Services, Inc. Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the investments in the Morley Stable Value Fund as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance.  Interest earned on notes receivable from participants is recorded when paid.  Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.  At December 31, 2013 and 2012, the interest rates on participant loans ranged from 3.75 percent to 8 percent and 3.75 percent to 8 percent, respectively.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Fair Value Measurements

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurement” (“ASC 820”) provides the framework for measuring fair value.  Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 provides a fair value hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Plan.  Unobservable inputs reflect the Plan’s assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in current circumstances.  The fair value hierarchy is categorized into three levels based on observability and reliability of valuation inputs as follows:

Level 1:	Valuation based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:
Valuation based on: a) quoted price for similar assets or liabilities in active markets, b) quoted prices for identical or similar assets or liabilities in markets that are not active, c) inputs other than quoted prices that are observable for the asset or liability, and d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Valuation based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement.

To the extent that the valuation is based on inputs that are less observable or unobservable, the determination of fair value requires more judgment.  Accordingly, the degree of judgment exercised in determining fair value is more significant for the investments categorized in Level 3.  In certain cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.  Estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.  Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had the securities been readily

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2013 and 2012

marketable.  The Plan’s policy is to recognize transfers in and transfers out between levels as of the date of the event or change in circumstances that caused the transfer.  The Plan has no level 3 instruments.  There have been no changes in the valuation methodologies or inputs used at December 31, 2013 and 2012.

Plan Tax Status

The Plan obtained its latest determination letter on July 7, 2010, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Note 3:	Fair Value of Plan Assets and Liabilities

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair values of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Balanced Funds	$44,804,412	$—	$—	$44,804,412
Domestic equity funds	10,337,801	—	—	10,337,801
Bond Funds	2,560,946	—	—	2,560,946
International equity funds	2,623,250	—	—	2,623,250
Sector/Specialty Funds	1,078,534	—	—	1,078,534
Other Funds	50,947	—	—	50,947
Total registered investment company funds	61,455,890	—	—	61,455,890
Common stocks:
LMI Aerospace, Inc.	8,363,756	—	—	8,363,756
Total common stocks	8,363,756	—	—	8,363,756
Common and collective trusts:
Morley Stable Value Fund	—	3,956,663	—	3,956,663
Total common and collective trusts	—	3,956,663	—	3,956,663
Total assets at fair value	$69,819,646	$3,956,663	$—	$73,776,309

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2013 and 2012

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Balanced Funds	$37,357,387	$—	$—	$37,357,387
Domestic equity funds	7,642,783	—	—	7,642,783
Bond Funds	3,377,110	—	—	3,377,110
International equity funds	2,476,349	—	—	2,476,349
Sector/Specialty Funds	988,217	—	—	988,217
Other Funds	35,029	—	—	35,029
Total registered investment company funds	51,876,875	—	—	51,876,875
Common stocks:
LMI Aerospace, Inc.	10,942,398	—	—	10,942,398
Total common stocks	10,942,398	—	—	10,942,398
Common and collective trusts:
Morley Stable Value Fund	—	3,934,773	—	3,934,773
Total common and collective trusts	—	3,934,773	—	3,934,773
Total assets at fair value	$62,819,273	$3,934,773	$—	$66,754,046

Note 4:	Related Party and Party-in-Interest Transactions

Certain Plan investments are shares of LMI Aerospace, Inc. common stock.  LMI Aerospace, Inc. is the Plan sponsor, and therefore, these transactions qualify as party-in-interest transactions.  During 2013, the Company contributed $900,717 in common shares, participants purchased $679,815 and sold $1,375,772. During 2012, the Company contributed $792,971 in common shares, participants purchased $573,919 and sold $1,160,665.

Certain Plan assets are invested in the Schwab Retirement Advantage Money Fund. Schwab Retirement Plan Services is the trustee and recordkeeper for the Plan, and therefore, transactions associated with this fund qualify as party-in-interest transactions. The net assets of the Plan associated with the Schwab Retirement Advantage Money Fund at December 31, 2013 and December 31, 2012 were $3,978 and $1,526, respectively.

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  The net assets of the Plan associated with participant loans were $2,310,000 and $2,197,092 at December 31, 2013 and December 31, 2012, respectively.

The Plan incurs expenses related to general administration and recordkeeping.  The Plan sponsor incurs certain accounting and auditing fees relating to the Plan.

Note 5:	Risks and Uncertainties

The Plan participants invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2013 and 2012

Note 6:	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012, respectively, to the Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$76,085,787	$68,896,984
Contributions received subsequent to year end	911,167	1,053,225
Investment income received subsequent to year end.	4,814	4,822
Adjustment from contract value to fair value for fully benefit responsive investment contracts	12,896	74,124
Net assets available for benefits per Form 5500	$77,014,664	$70,029,155

The following is a reconciliation of contributions to the Plan, net investment income and benefits paid to participants per the financial statements for the years ended December 31, 2013 and 2012, respectively, to the Form 5500:

	2013	2012
Contributions per the financial statements	$8,279,107	$7,719,117
Less: Prior year contribution receivable	(1,053,225)	(792,971)
Plus: Current year contribution receivable	911,167	1,053,225
Total contributions per Form 5500	$8,137,049	$7,979,371

Net investment income per the financial statements	$7,317,686	$7,129,091
Less: Prior year investment income receivable	(4,822)	(6,002)
Plus: Investment income receivable	4,814	4,822
Plus: Interest income on notes receivable	78,512	74,228
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(61,228)	(33,831)
Total investment income per Form 5500	$7,334,962	$7,168,308

Benefits paid to participants per the financial statements	$8,338,675	$5,251,417
Less: Corrective distribution	—	(764)
Total benefit payments per Form 5500	$8,338,675	$5,250,653

Supplemental Schedule
LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust

EIN 43-1309065 PN 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2013

Identity of issue, borrower, lessor or similar party	Description of Investment	Current Value	Cost (1)
Allianz RCM Technology Fund Institutional Shares	Mutual Fund	$33,799
Davis Financial Fund Class Y	Mutual Fund	13,171
Dimensional Fund Advisors Emerging Markets Portfolio	Mutual Fund	1,154,320
Dimensional Fund Advisors International Small Company	Mutual Fund	461,980
Dimensional Fund Advisors U.S. Small Cap Value Portfolio	Mutual Fund	1,056,378
Invesco Real Estate Fund Institutional Shares	Mutual Fund	41,090
MFS Utilities Fund Class A	Mutual Fund	88,683
T Rowe Price Health Sciences Fund	Mutual Fund	226,175
Vanguard 500 Index Fund Investor Shares	Mutual Fund	2,431,772
Vanguard Energy Fund Admiral Shares	Mutual Fund	722,587
Vanguard Growth Index Fund Investor Shares	Mutual Fund	1,753,535
Vanguard Inflation-Protected Securities Fund Class A	Mutual Fund	660,183
Vanguard Mid-Cap Value Index Fund Investor Shares	Mutual Fund	388,568
Vanguard Mid-Cap Growth Index Fund Investor Shares	Mutual Fund	666,970
Vanguard Mid-Cap Index Fund Investor Shares	Mutual Fund	728,155
Vanguard Short-Term Bond Index Fund Investor Shares	Mutual Fund	971,699
Vanguard Small-Cap Index Fund Investor Shares	Mutual Fund	920,255
Vanguard Small-Cap Growth Index Fund	Mutual Fund	1,468,634
Vanguard Target Retirement 2010 Fund	Mutual Fund	1,530,631
Vanguard Target Retirement 2015 Fund	Mutual Fund	3,591,381
Vanguard Target Retirement 2020 Fund	Mutual Fund	7,929,817
Vanguard Target Retirement 2025 Fund	Mutual Fund	10,289,408
Vanguard Target Retirement 2030 Fund	Mutual Fund	8,572,200
Vanguard Target Retirement 2035 Fund	Mutual Fund	5,362,954
Vanguard Target Retirement 2040 Fund	Mutual Fund	2,815,555
Vanguard Target Retirement 2045 Fund	Mutual Fund	2,871,335
Vanguard Target Retirement 2050 Fund	Mutual Fund	1,209,467
Vanguard Target Retirement 2055 Fund	Mutual Fund	197,849
Vanguard Target Retirement Income Fund	Mutual Fund	433,814
Vanguard Total Bond Market Index Fund Investor Shares	Mutual Fund	929,064
Vanguard Total International Stock Index Fund	Mutual Fund	1,006,951
Vanguard Value Index Fund Investor Shares	Mutual Fund	923,533

Morley Stable Value Fund	Collective Investment Trust	3,956,663
Schwab Retirement Advantage Money Fund*	Money Market Fund	3,978
LMI Aerospace, Inc. Common Stock*	Common Stock	8,363,756
Notes Receivable from Participants*	(3.75% - 8.00%, maturing between 11/1/2013 and 8/30/2033)	2,310,000
Total Investments on Form 5500		$76,086,310	$—
* Represents a party-in-interest to the Plan
(1) Cost omitted for participant directed investments

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LMI AEROSPACE, INC. PROFIT-SHARING AND SAVINGS PLAN AND TRUST

	By:	LMI AEROSPACE, INC., as Plan Administrator

Date: June 27, 2014	By:	/s/ Clifford C. Stebe, Jr.
Clifford C. Stebe, Jr.
Chief Financial Officer